May 2, 2017

VIA EDGAR SUBMISSION

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-3561

Attn: Ji Shin, Attorney-Adviser

Re:	Internap Corporation
Registration Statement on Form S-3
File No. 333-214784
Request for Effectiveness

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, Internap Corporation (the “Company”) hereby requests acceleration of the effective date of the above-referenced Registration Statement on Form S-3, File No. 333-214784 (the “Registration Statement”) so that it may become effective at 12:00 noon Eastern Time on Thursday, May 4, 2017 or as soon thereafter as practicable.

The Company hereby acknowledges that:

(a) should the United States Securities and Exchange Commission (the “Commission”) or its staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

(b) the action of the Commission or its staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the accuracy and adequacy of the disclosure in the Registration Statement; and

(c) it may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * *

Ms. Ji Shin

May 2, 2017

We respectfully request that you notify Alexander J. May of Jenner & Block LLP at 312-840-8659 when the Registration Statement is declared effective.

Sincerely,

/s/ Richard P. Diegnan, Jr.

Richard P. Diegnan, Jr.

Senior Vice President and General Counsel

Internap Corporation

cc:	Thomas A. Monson, Jenner & Block LLP
Alexander J. May, Jenner & Block LLP